

June 18, 2010

David Johnson
President
Hidden Ladder, Inc.
2803 Isle Street
Rocklin, CA 95765

> **Re:** **Hidden Ladder, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 11, 2010**
> **File No. 333-165685**

Dear Mr. Johnson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated June 3, 2010. In that response, you state that you are not a blank check company. If, as you state, you believe that you do not fall within the definition of a blank check company and are not subject to Rule 419 of Regulation C, please include in your prospectus appropriate disclosure to demonstrate your status as a non-blank check company. In this regard, please include, if true, an affirmative statement in the forepart of your prospectus stating clearly that you are not a blank check company and have no plans or intentions to be acquired or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management.

Prospectus Cover Page

2. We note your response to comment two in our letter dated June 3, 2010 and the related revision to your filing. The appropriate change should be made to the prospectus cover page and not the registration statement facing page. We note the prospectus cover page begins after the sentence "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date…" We reissue comment two from our letter dated June 3, 2010.

3. We note your response to comment three in our letter dated June 3, 2010 and the related revision in your filing. The Dealer Prospectus Delivery Obligation should be moved to the back cover page of the prospectus. We note that the back cover page of the prospectus would be on page F-9, before Part II of your registration statement. We reissue comment three in our letter dated June 3, 2010.

Summary Information About Hidden Ladder, page 4

4. We note your statements on page 6 and throughout your filing that you have not yet developed your business and marketing plan and that such plans are subject to change. Please state this in your Summary Information About Hidden Ladder section.

Risk Factors, page 6

5. We note your response to comment four from our letter dated June 3, 2010 as well as the revisions throughout your filing. However, it does not appear you have revised all of the relevant statements in your filing. It still remains unclear what stage you are currently at with your business plan. For example, and not as an exhaustive list, we note the following statements:

    - "[W]e believe that if we do not raise additional capital within 12 months of the effective date of this registration statement, we may be required to suspend or cease the *implementation* of our business plans," (emphasis added) page 6.
    - "Since inception, the majority of the company's time has been spent *refining* its business plan and conducting industry research," (emphasis added) page 20.
    - "In the early stages of our company, we will need cash for completing the business and marketing plans. We anticipate that during the first year, in order to *execute* our business plan to any meaningful degree, we would need to spend a minimum of $150,000 on such endeavors," (emphasis added) page 21.

    We reissue comment four from our letter dated June 3, 2010.

6. We note your statement on page 6 that you "must complete the business and marketing plans before any development can start on the design of the product suite" which seems

to imply that the business and marketing plan will encompass more than one product. However, your disclosure in the second paragraph on page 14 seems to indicate otherwise. Please revise or clarify. Please also discuss how much, if at all, of the anticipated $150,000 needed will be used to plan for the development of your other products you mention on page 17.

7. We note your response to comment six from our letter dated June 3, 2010. It does not appear you have fully complied with this comment. For example, you cite "financial reports filed on the SEC website" at the bottom of page 20. We reissue comment five from our letter dated June 3, 2010. Please review your entire filing for compliance with this requirement.

Use of Proceeds, page 13

8. We note your response to comment ten from our letter dated June 3, 2010 and the related revisions on page 14 stating that "funds raised beyond these expected costs are expected to last at least for six months and will be used to further the development of the business and marketing plan." Please enhance your disclosure to specify how funds raised beyond the expected costs - $25,000 - will be allocated toward your business and marketing plan (i.e. toward product design, technical manufacturing, marketing, etc.). We reissue comment ten from our letter date June 3, 2010.

Management's Discussion and Analysis, page 18

9. We note your response to comment 17 from our letter dated June 3, 2010 and the related revisions on pages 14 and 20. We further note your response stating that $45,000 will be used for general working capital purposes and "estimated as follows: $5,000 for public company costs that include Edgarization fees for SEC filings, $10,000 for legal, $10,000 for accounting, and the balance for general expenses including travel, telephone, and internet service." Please enhance your disclosure to specify how the $20,000 balance for general expenses will be used.

10. We note your acknowledgement of the need to conduct a third offering to provide financial resources for the product design, prototype, and to bring the product to market in order to generate revenues. If you know, please provide an estimate of the amount of funds you will need to raise in your third offering in order to accomplish this goal.

Background of Officer and Director, page 24

11. We note your response to comment 18 from our letter dated June 3, 2010 and the related revisions in your filing. Please include the positions Mr. Johnson held while at Davis Electric as well as his current position from 2009 through the present day. We reissue comment 18 from our letter dated June 3, 2010.

Indemnification, page II-1

12. We note your response to comment 20 from our letter dated June 3, 2010. We have reviewed section 5.01 of Exhibit 3.2 of your Form S-1 filed on March 25, 2010 and cannot locate the relevant provisions. Please revise or clarify.

Exhibit 5.1

13. Please clarify in the first paragraph that Schneider Weinberger & Beilly LLP has acted as counsel to the company.

14. We note your indication that you do not admit that you are included within the category of persons whose consent is required. While counsel may state that it does not admit that it is an expert under Section 7 of the Act, it may not disclaim responsibility for providing a consent. Please revise.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donna DiSilvio, Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeff Lamson
        Via Facsimile